EXHIBIT 2.2

                       OLD GUARD LETTERHEAD

FOR IMMEDIATE RELEASE

Company Contact:

David E. Hosler, Chairman & CEO
Henry J. Straub, CFO
Old Guard Group, Inc.
(717) 581-6855

      OLD GUARD AGREES TO BECOME PART OF WESTFIELD COMPANIES

     LANCASTER, PENNSYLVANIA, May 10, 2000 - Old Guard Group, Inc. (Nasdaq: OGGI) has announced that it has signed a definitive agreement to be acquired by Ohio Farmers Insurance Company that operates with other companies in the group as Westfield Companies, located in Westfield Center, Ohio. The agreement calls for shareholders of OGGI to receive $12 in cash for each share of Old Guard common stock that they own. The estimated value of the transaction is approximately $45 million. This transaction will require Old Guard shareholder approval and regulatory approvals. Subject to receipt of these approvals, the companies expect to complete the transaction within 180 days.

     Upon completion of the acquisition of Old Guard, Westfield Companies will have approximately $2 billion in assets and $1 billion in written premiums and will operate in 19 states. The Old Guard acquisition is an out-of-market transaction for Westfield which currently writes about $17 million of property and casualty insurance premiums in western Pennsylvania.

     The combined companies will be a significant insurer of agribusiness, a specialty where Old Guard currently leads throughout Pennsylvania and Delaware. The agribusiness area is expected to be the focus of major expansion plans going forward.

     Underwriting, claims, and processing operations will continue at Old Guard's Lancaster campus as the Mid-Atlantic division of Westfield Companies headed by Old Guard's CEO David
E. Hosler. The senior executive of the new division will be Scott Orndorff, currently Executive Vice President of Old Guard Insurance. Hosler will also take on additional corporate responsibilities within the Westfield organization. Mr. Hosler stated, "Westfield's desire to maintain the Lancaster operations and potentially expand employment in the Pennsylvania market were significant factors that Old Guard's Board of Directors considered when it approved the transaction."

     In connection with the execution of the Agreement and Plan of Reorganization, Old Guard and Ohio Farmers also executed an option agreement under which Old Guard has granted Ohio Farmers the right to acquire 9.9% of the common stock of Old Guard at a price of $12 per share upon the occurrence of certain events. In addition, directors, officers, and two of Old Guard's significant shareholders, which collectively represent approximately 22.7% of the outstanding common stock, have executed a voting agreement under which they have agreed to vote in favor of the Agreement with Ohio Farmers at the Old Guard shareholder meeting that will be called for the purpose of voting on the merger.

     Old Guard with its 104-year history of relationship-driven marketing through 475 independent agencies is proud to join with Ohio Farmers Insurance and its 152-year history of similar relationship-driven business. "I believe the combination has tremendous potential and we look forward to joining the Westfield family of companies." Hosler stated. Old Guard is currently rated A- and Westfield A+ by A. M. Best Company.